ELECTUS GLOBAL EDUCATION CO., INC.

FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
WITH INDEPENDENT AUDITOR’S REPORT

TABLE OF CONTENTS

R.L. George CPAs & Advisors
28475 Greenfield Road
Suite 113 PB 7638
Southfield, MI 48076
248-201-6702
rlane@rllanecpa.com

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statements of Electus Global Education Co., Inc., which comprise the balance sheets as of December 31, 2025 and 2024, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Electus Global Education Co., Inc. as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of this report. We are required to be independent of Electus Global Education Co., Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter – Restatement

As discussed in Note 9 to the financial statements, the accompanying December 31, 2024 financial statements have been restated to correct misstatements. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, which raise substantial doubt about Electus Global Education Co., Inc.'s ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objective is to obtain reasonable assurance about whether the financial statements as a whole, are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion.

Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

Misstatements are considered material if there is a substantial likelihood that, individually or in aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Electus Global Education Co., Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, which raise substantial doubt about Electus Global Education Co., Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.
Sincerely,

Renisha Lane, CPA
R.L. George CPAs & Advisors
Southfield, Michigan
August 9, 2026

Electus Global Education Co., Inc.
Balance Sheets
As of December 31, 2025 and 2024

		2025		2024 (As Restated)
Current Assets				
Cash	$	196,159	$	222,788
Accounts Receivable		37,994		15,183
Other Current Assets				
Short-Term Loan Receivable	$	49,860	$	11,131
Shareholder Loans Receivable		949,123		775,583
Total Other Current Assets	$	998,983	$	786,714
Total Current Assets	**$**	**1,233,136**	**$**	**1,024,685**
Noncurrent Assets				
Property, Plant & Equipment, net		1,157		-
Intangible Assets, net		36,530		11,621
	$	37,687	$	11,621
Other Long-Term Assets	$	-	$	-
Organizational Start-Up Costs (written off - Note 9)				
Total Long-Term Assets	$	37,687	$	11,621
TOTAL ASSETS	**$**	**1,270,823**	**$**	**1,036,306**

LIABILITIES AND STOCKHOLDERS' EQUITY

		2025		2024 (As Restated)
Current Liabilities				
Accounts Payable	$	6,521	$	16,758
Other Current Liabilities				
Accrued Expenses	$	-	$	4,141
Payroll Liabilities		9,120		-
Deferred Compensation		37,500		37,500
Funds Held for Others		9,602		8,900
Youth Earnings Fund		55,013		54,954
Convertible Notes		43,500		78,000
Current Portion of Debt		-		-
Total Other Current Liabilities	**$**	**154,735**	**$**	**183,495**
Total Current Liabilities	$	161,256	$	200,253
Long-Term Liabilities				
Notes Payable – Revenue-Based Financing (AHA Loan)	$	250,000	$	250,000
Notes Payable – Related Party (Schoenthaler)		60,000		33,000
Notes Payable – Investor Obligations		245,000		225,000
Total Long-Term Debt	**$**	**555,000**	**$**	**508,000**
Total Liabilities	**$**	**716,256**	**$**	**708,253**
Stockholders' Equity				
Common Stock		3,520,375		2,759,600
Additional Paid-In Capital		-		10,000
Retained Earnings		(2,441,169)		(2,216,097)
Net Loss		(524,639)		(225,449)
Total Stockholders' Equity	**$**	**554,567**	**$**	**328,053**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$**	**1,270,823**	**$**	**1,036,306**

The accompanying notes are an integral part of these financial statements

Electus Global Education Co., Inc.
Statement of Changes in Stockholders' Equity
For the Years Ended December 31, 2025 and 2024

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
BALANCE, DECEMBER 31, 2023, AS PREVIOUSLY REPORTED	**2,396,516**	**7,500**	**(1,234,230)**	**1,169,786**
Prior Period Adjustment (Note 9)	-	-	(981,867)	(981,867)
BALANCE, DECEMBER 31, 2023, AS RESTATED	**2,396,516**	**7,500**	**(2,216,097)**	**187,919**
Net Loss (As Restated)	-	-	(225,449)	(225,449)
Common Stock Issued	363,083	-	-	363,083
Shareholder Contributions Adjustment	-	2,500	-	2,500
BALANCE, DECEMBER 31, 2024, AS RESTATED	**2,759,600**	**10,000**	**(2,441,546)**	**328,053**
Net Loss	-	-	(524,639)	(524,639)
Common Stock Issued	750,775	-	-	750,775
Conversion of Shareholder Contribution to Common Stock	10,000	(10,000)	-	-
Other Adjustment	-	-	377	377
BALANCE, DECEMBER 31, 2025	**3,520,375**	**-**	**(2,965,808)**	**554,567**

The accompanying notes are an integral part of these financial statements

Electus Global Education Co., Inc.
Statement of Cash Flows
For the Years Ended December 31, 2025 and 2024

	2025	2024 (As Restated)
Cash Flows from Operating Activities		
Net Loss	(524,639)	(225,449)
Adjustments to reconcile Net Loss to Net Cash used in operations:		
Amortization	4,566	-
(Increase) decrease in accounts receivable and other receivables, net	(22,812)	(8,602)
Increase in short-term loan receivable	(38,729)	(8,532)
Increase in shareholder loans receivable	(173,540)	(160,996)
(Decrease) increase in accounts payable	(10,237)	10,491
(Decrease) increase in accrued expenses	(4,141)	4,141
Increase in youth earnings fund	59	20,811
Increase (decrease) in payroll liabilities	9,120	(231)
Increase in other current liabilities	702	-
Opening balance equity adjustment	377	-
Write-off of pre-2024 USA Connect balance (non-cash)	-	17,110
Total adjustments	(234,634)	(125,808)
Net cash used in operating activities	**(759,273)**	**(351,257)**
Cash Flows from Investing Activities		
Investment in Electus Foundation	-	16,300
Purchases of property and equipment	(1,156)	-
Additions to patents and trademarks	(29,475)	-
Net cash (used in) provided by investing activities	**(30,631)**	**16,300**
Cash Flows from Financing Activities		
Repayments of convertible notes	(34,500)	(279,083)
Shareholder contributions	-	2,500
Proceeds from notes payable - investor obligations	20,000	375,000
Proceeds from notes payable - related party	27,000	33,000
Proceeds from issuance of common stock	750,775	363,083
Net cash provided by financing activities	**763,275**	**494,500**
Net (decrease) increase in cash	**(26,629)**	**159,543**
Cash at beginning of period	222,788	63,245
Cash at end of period	**196,159**	**222,788**
Supplemental disclosure of non-cash financing activities:		
Conversion of shareholder contribution to common stock	10,000	-

The accompanying notes are an integral part of these financial statements

are expensed utilizing the direct write-off method whenever management determines the account is uncollectible.

Generally accepted accounting principles require the use of an allowance account, the effect of such an allowance account in the financial statements would be minimal.

Federal Income Taxes

Income taxes are provided based on current enacted and applicable income tax rates. Current and deferred income taxes are calculated based on an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Concentrations of Credit Risk

The Company maintains its cash balances at various financial institutions. The balances are insured by the Federal Deposit Insurance Corporation. At December 31, 2025 and 2024, the Company had numerous uninsured cash balances, but the Company feels the risks are minimal at this time. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk to cash, which, at times, may exceed federally insured limits.

Revenue and Support Recognition

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers. Revenue is recognized when control of promised services is transferred to customers in an amount that reflects the consideration the Company expects to receive.

Revenue is derived from:

- SaaS subscription services (recognized over time)
- Setup and onboarding services (recognized at a point in time or over the service period)
- Transaction-based fees (recognized as incurred).

Property, Plant and Equipment

Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method.

Intangible Assets

Intangible assets consist of patents and trademarks, which are recorded at cost and amortized over their estimated useful lives. Management evaluates intangible assets for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. Start-up and organizational costs are expensed as incurred in accordance with ASC 720-15.

NOTE 3 – YOUTH EARNINGS FUND

The Company operates a Youth Earnings Fund program as part of its platform, whereby students earn monetary rewards for completing educational activities. These earnings are distributed via debit cards issued through partner schools and youth organizations.

Under this program, the Company records a liability for amounts earned by students as the underlying activities are completed. Simultaneously, the Company records a corresponding receivable from partner organizations for reimbursement of such amounts.

Youth earnings are funded in advance by the Company and are typically disbursed to students at the beginning of the following month for amounts earned in the prior month. As a result, the Company maintains a short-term obligation representing amounts due to students at each reporting date.

The Company utilizes third-party financial service providers to facilitate the flow of funds, including maintaining a virtual funding account used to support the disbursement of earnings to individual debit cards. Funds are periodically transferred into this account to ensure sufficient liquidity for program operations. Partner organizations are billed on a monthly basis for both platform access and reimbursement of youth earnings. The timing difference between student disbursements and partner reimbursements results in temporary working capital requirements, which management monitors as part of its liquidity planning.

As of December 31, 2025 and 2024, management believes the related receivables are collectible and the associated liabilities are appropriately recorded.

NOTE 4 – INTANGIBLE ASSETS AND ORGANIZATIONAL COSTS

Intangible assets and organizational start-up costs, net of accumulated amortization, consisted of the following:

	December 31, 2025	**December 31, 2024 (As Restated)**
Software development	–	–
Patents and trademarks	36,530	11,621
Industrial design	–	–
Intangible assets, net	**$36,530**	**$11,621**
Organizational start-up costs, net (written off — see below)	**–**	**–**

Amortization expense was $4,566 and $0 (as restated) for the years ended December 31, 2025 and 2024, respectively; patent amortization relating to prior periods, totaling $43,757, was recorded as part of the prior period adjustment described in Note 9. During 2025, the Company capitalized $29,475 of patent and trademark costs, consisting primarily of legal fees incurred to obtain and maintain patent protection.

As described in Note 9, the accompanying financial statements have been restated to write off previously capitalized software development, industrial design, and organizational start-up costs associated with a hardware-and-software product initiative that the Company abandoned when it pivoted to a software-and-mobile-only strategy in 2019/2020. Following the restatement, the Company's remaining intangible assets consist of patents and trademarks.

Organizational start-up costs, previously reported as "Other Long-Term Assets" in the amounts of $392,590 and $426,978 as of December 31, 2025 and 2024, respectively, comprised formation,

planning, and pre-launch costs incurred principally between 2015 and 2017 in connection with the abandoned product initiative described above. Such costs are required to be expensed as incurred under ASC 720-15 and, accordingly, no balance remains capitalized as of either date; the amounts previously amortized over an estimated useful life have been eliminated. See Note 9.

NOTE 5 – DEBT

As of December 31, 2025 and 2024, the Company's outstanding long-term notes payable totaled $555,000 and $508,000, respectively, and consisted of the following:

Loan	2025 Amount	2024 Amount
BrightTorch Ventures, LLC (AHA Loan)	$250,000	$250,000
Leo & Ruth Heid	$75,000	$75,000
Sheryl & Michael Knight	$100,000	$100,000
Dennis & Jackie Keiser	$20,000	$0
Jack A. Schoenthaler	$60,000	$33,000
Michael James & Megan Brooke	$25,000	$25,000
Judy Marie & John W. Alford Jr.	$25,000	$25,000
Total	**$555,000**	**$508,000**

Revenue-Based Financing Agreement
In September 2024, the Company entered into a financing agreement with BrightTorch Ventures, LLC for proceeds of $250,000. The agreement requires payments based on a percentage of qualifying cash receipts once repayment conditions are met. No payments are required prior to March 31, 2026. The obligation matures on March 31, 2031.

The agreement does not require fixed interest payments; rather, repayment is based on a revenue-sharing model.

Unsecured Related Party Loan – Jack A. Schoenthaler
The Company has an unsecured loan with an individual lender with an outstanding balance of $60,000 and $33,000 as of December 31, 2025 and 2024, respectively. The loan bears interest at 8% annually and repayment is contingent upon achievement of specified revenue or financing milestones.

Investor Repayment Agreements
The Company has entered into multiple repayment agreements with investors totaling $245,000 and $225,000 as of December 31, 2025 and 2024, respectively. These arrangements are generally non-interest-bearing and require repayment upon the achievement of specified operational milestones, including user growth targets.

As of December 31, 2025 and 2024, the repayment triggers had not been met and no amounts were contractually due.

Maturities
Due to the contingent nature of repayment provisions, including milestone-based and revenue-based triggers, the timing of future principal and interest payments cannot be reasonably estimated.

Accordingly, all debt has been classified as long-term as of December 31, 2025 and 2024, as no amounts are contractually due within one year of the balance sheet date.

NOTE 6 – CONVERTIBLE NOTES

As of December 31, 2025 and 2024, the Company had outstanding convertible notes of $43,500 and $78,000, respectively, which are presented within current liabilities on the accompanying balance sheets. These notes are not included in the long-term notes payable disclosed in Note 5. During the year ended December 31, 2025, the Company repaid $34,500 of convertible note principal.

The notes were issued in a series between 2021 and 2022 under the Company's memoranda of terms for note financing, bear simple interest at 5.0% per annum, and are unsecured and subordinated in right of payment to any senior indebtedness. Accrued interest is payable at maturity, which occurs on the earliest of fifteen days following demand by the holder (which may not be made earlier than thirty-six months from the date of the note), an event of default, or conversion. The notes convert automatically upon the closing of a qualified financing into equity securities at a conversion price equal to the lower of a discount to the price paid by new investors in that financing or a price determined by dividing a $10,000,000 valuation cap by the Company's fully-diluted capitalization. The holders are not related parties.

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company has entered into financing arrangements with related parties, including an unsecured loan with an individual lender totaling $60,000 and $33,000 as of December 31, 2025 and 2024, respectively. The loan bears interest at 8% annually and repayment is contingent upon specified performance milestones.

In addition, the accompanying balance sheets include shareholder loans receivable of $949,123 and $775,583 as of December 31, 2025 and 2024, respectively, representing advances made by the Company to its shareholder(s). These advances were made to four officers, founders and shareholders of the Company for personal purposes and are evidenced by unsecured promissory notes bearing interest at 2.0% per annum. Advances made during 2024 were due December 31, 2025, and advances made during 2025 are due December 31, 2026; the notes permit extension at the borrower's request at the same rate and permit the Company, at its sole discretion, to forgive all or part of the balance. Interest on these balances has not been accrued in the accompanying financial statements; the effect is not material. As described in Note 11, all of these balances were settled in full subsequent to year end. Management has evaluated these receivables and believes the amounts are fully collectible as of December 31, 2025 and 2024; accordingly, no allowance has been recorded.

The Company also holds a short-term loan receivable of $49,860 and $11,131 as of December 31, 2025 and 2024, respectively. This balance is due from an officer and shareholder of the Company on the same terms described above and was likewise settled in full subsequent to year end.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company may be subject to claims and contingencies arising in the normal course of business. Management is not aware of any material claims requiring disclosure as of December 31, 2025 and 2024.

Certain debt agreements described in Note 5 include contingent repayment provisions based on revenue and financing milestones, which may accelerate the Company's repayment obligations. As of December 31, 2025 and 2024, none of these milestones had been met.

NOTE 9 – PRIOR PERIOD ADJUSTMENT

During the year ended December 31, 2025, management determined that costs previously capitalized as software development, industrial design, and organizational start-up costs related to a hardware-and-software product initiative that was abandoned when the Company pivoted to a software-and-mobile-only strategy in 2019/2020, and accordingly should have been expensed in prior periods; that amortization of patents had not been recorded in the appropriate periods; and that amounts advanced to USA Connect, a third-party payment disbursement vendor, became unrecoverable upon termination of that agreement. As a result, intangible assets, organizational start-up costs, other current assets, and retained earnings were overstated in previously presented financial statements.

Because the abandonment and the related overstatements arose in periods prior to January 1, 2024, the cumulative effect of those corrections, totaling $981,867, has been charged to the opening balance of retained earnings as of December 31, 2023. This cumulative correction consists of the write-off of industrial design assets of $219,550, software development costs of $257,194, and organizational start-up costs of $461,366, together with patent amortization of $43,757 that had not previously been recorded; substantially all of this amount relates to periods prior to 2024, and any portion attributable to 2024 is not material. Additions to the abandoned software development asset made during 2024 of $4,095 have been expensed in the restated 2024 statement of operations. The Company's agreement with USA Connect, a third-party payment disbursement vendor, was terminated in August 2024; the entire balance advanced to that vendor, totaling $47,195, has accordingly been charged to expense in the restated 2024 statement of operations, and advances of $3,982 made during 2025 have been expensed in that year.

The accompanying December 31, 2024 financial statements have been restated to correct these errors. The restated net loss for the year ended December 31, 2024 is $225,449, compared with $303,735 as previously reported, reflecting the reversal of $129,576 of amortization on written-off assets, offset by the write-off of the $47,195 USA Connect balance upon termination of that agreement and the expensing of $4,095 of software development costs.

The effect of the restatement on the Company's financial position as of December 31, 2024 is summarized as follows:

- Decrease in intangible assets: $429,408
- Decrease in organizational start-up costs: $426,978; Decrease in other current assets: $47,195; Decrease in retained earnings: $903,581

Total stockholders' equity as of December 31, 2024, as previously reported, was $1,231,635; the effect of the restatement was a decrease of $903,581, resulting in total stockholders' equity of $328,053, as restated. Total stockholders' equity as of December 31, 2023, as previously reported, was $1,169,786; as restated, $187,919. The restatement is reflected in the accompanying financial statements, and the affected December 31, 2024 balances are labeled "As Restated." The correction has been accounted for in accordance with ASC 250, Accounting Changes and Error Corrections.

Following the restatement, the Company's remaining intangible assets consist of patents and trademarks with a net carrying amount of $36,530 as of December 31, 2025.

NOTE 10 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.

The Company has incurred recurring operating losses, including a net loss of approximately $524,639 and $225,449 (as restated) for the years ended December 31, 2025 and 2024, and has accumulated deficits of approximately $3.0 million and $2.4 million as of December 31, 2025 and 2024, respectively. These conditions are indicative of the Company's early-stage development and growth strategy.

Management has evaluated the Company's liquidity and financial condition and has determined that the Company has access to sufficient capital to support operations for at least one year from the date the financial statements are issued. Management's plans include continued financial support from founders and existing stakeholders, as well as implementation of an expanded marketing and customer acquisition strategy to increase revenue from its SaaS platform.

Based on management's evaluation and plans, substantial doubt about the Company's ability to continue as a going concern has been alleviated.

NOTE 11 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through August 9, 2026, the date at which the financial statements became available for issuance. On May 11, 2026, the Company entered into stock redemption and debt settlement agreements with four officers and shareholders under which the shareholders surrendered an aggregate of 17,297,668 shares of common stock, at an agreed value of $0.06 per share, in full settlement of loans receivable from those individuals, including the shareholder loans receivable and short-term loan receivable reported on the accompanying balance sheet as of December 31, 2025, together with additional advances made and interest accrued through the settlement date, totaling $1,037,860. Upon settlement, the loans were extinguished in full and the redeemed shares were returned to the Company. In August 2026, the holder of the Company's remaining convertible note elected to convert the outstanding balance of that note, $42,309, into shares of common stock at a conversion price of $0.06 per share. The conversion amount reflects the application to principal of $1,191 of payments made during 2024 that had previously been recorded as interest expense; the resulting difference from the $43,500 carrying amount at December 31, 2025 is not material. The per share value of $0.06 used in this conversion and in the redemptions described above was established by resolution of the Company's board of directors in January 2026. Other than the matters described above, no events have occurred that would require adjustment to, or disclosure in, the financial statements.